(Convenience Translation into English from the Original Previously Issued in Portuguese)

Klabin S.A.

Interim Financial Statements for the Quarter Ended June 30, 2007 and Independent Auditors' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

INDEPENDENT AUDITORS' REVIEW REPORT

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Klabin S.A. and subsidiaries (Company and consolidated), consisting of the balance sheets as of June 30, 2007, and the related statements of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to above for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1 taken as a whole. The individual and consolidated statements of cash flows for the quarter and six month period ended June 30, 2007 are presented for purposes of additional analysis and are not a required part of the interim financial statements. Such statements have been subjected to the review procedures described in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to these supplemental statements in order for them to be fairly presented, in all material respects, in relation to the interim financial statements for the quarter and six month period ended June 30, 2007 taken as a whole.

5. The balance sheets as of March 31, 2007 (Company and consolidated), and the related statements of income for the quarter and six-month period ended June 30, 2006 and the supplemental statements of cash flows for the quarter and six-month periods ended June 30, 2006, presented for comparative purposes, were reviewed by us and our review reports thereon, dated April 23, 2007 and July 19, 2006, respectively, were unqualified.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 25, 2007

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Eduardo Jorge Costa Martins
Engagement Partner

REGISTRATION WITH THE CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45
4 – NIRE 35300188349		

01.02 - HEAD OFFICE

1 – ADRESS AVENUE BRIGADEIRO FARIA LIMA, 3600			2 – SUBURB OR DISTRICT ITAIM BIBI	
3 – POSTAL CODE 04538-132	4 – MUNICIPALITY SÃO PAULO			5 – STATE SP
6- AREA CODE 011	7–TELEPHONE 3046-5800	8–TELEPHONE	9–TELEPHONE	10–TELEX
11- AREA CODE 011	12–FAX 3046-5846	13–FAX	14–FAX	
15 – E-MAIL klabin@klabin.com.br				

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME RONALD SECKELMANN				
2 – ADDRESS AVENUE BRIGADEIRO FARIA LIMA, 3600			3 – SUBURB OR DISTRICT ITAIM BIBI	
4 – POSTAL CODE 04538-132	5 – MUNICIPALITY SÃO PAULO			6 – STATE SP
7-AREA CODE 011	8 – TELEPHONE 3046-8400	9 – TELEPHONE	10 – TELEPHONE	11 – TELEX
12-AREA CODE 011	13 – FAX 3046-5846	14 – FAX	15 – FAX	
16 – E-MAIL rseckelmann@klabin.com.br				

01.04 - GENERAL INFORMATION /INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 – END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
1/01/2007	12/31/2007	2	04/01/2007	06/30/2007	1	01/01/2007	03/31/2007
9 – INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes						10 - CVM CODE 00385-9	
11 - PARTNER RESPONSIBLE Eduardo Jorge Costa Martins						12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 066.557.558-08	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 6/30/2007	2 - PRIOR QUARTER 3/31/2007	3 - SAME QUARTER IN PRIOR YEAR 6/30/2006
Paid-up capital			
1 – Common	316,827	316,827	316,827
2 – Preferred	600,856	600,856	600,856
3 – Total	917,683	917,683	917,683
Treasury shares			
4 – Common	0	0	0
5 – Preferred	15,000	13,485	0
6 – Total	15,000	13,485	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, Industrial and Other
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP Private National
4 – ACTIVITY CODE 104 – Paper and Pulp Industry
5 – MAIN ACTIVITY Paper, pulp, packaging, forestation and reforestation
6 – TYPE OF CONSOLIDATION Full consolidation
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – COMPANY NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID

1 - ITEM	2 – EVENT	3 – DATE OF APPROVAL	4 - TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF ALTERATION	3 – CAPITAL (R$ thousand)	4 – AMOUNT OF ALTERATION (R$ thousand)	5 – NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (thousand)	8 – SHARE PRICE ON ISSUE DATE (Reais)
01	03/14/2007	1,500,000	891	Capital reserves	0	0,0000000000
02	03/14/2007	1,500,000	399,109	Profit reserves	0	0,0000000000

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE	2 – Signature
7/26/2007	

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.01 - BALANCE SHEET - ASSETS (In thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 - 6/30/2007	4 - 3/31/2007
1	Total Assets	7,134,424	6,397,724
1.01	Current Assets	2,785,353	2,628,836
1.01.01	Cash and cash equivalents	1,747,699	1,581,233
1.01.01.01	Cash and banks	3,036	4,358
1.01.01.02	Temporary cash investments	1,744,663	1,576,875
1.01.02	Receivables	545,074	596,792
1.01.02.01	Trade accounts receivable	425,886	386,730
1.01.02.02	Other receivables	119,188	210,062
1.01.02.02.01	Discounted exchange and trade receivables	(24,373)	(17,043)
1.01.02.02.02	Allowance for doubtful accounts	(24,864)	(26,329)
1.01.02.02.03	Subsidiaries and affiliates	168,425	253,434
1.01.03	Inventories	266,720	255,604
1.01.04	Other	225,860	195,207
1.01.04.01	Recoverable taxes	148,248	140,439
1.01.04.02	Prepaid expenses	5,520	7,452
1.01.04.03	Prepaid expenses - subsidiaries	11,284	3,450
1.01.04.04	Notes receivable	2,570	2,683
1.01.04.05	Other receivables	58,238	41,183
1.02	Noncurrent Assets	4,349,071	3,768,888
1.02.01	Long-term assets	426,690	326,051
1.02.01.01	Sundry receivables	0	0
1.02.01.02	Receivables from related parties	3,456	1,757
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	3,456	1,757
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	423,234	324,294
1.02.01.03.01	Deferred income and social contribution taxes	78,923	94,036
1.02.01.03.02	Escrow deposits	88,733	85,403
1.02.01.03.03	Taxes available for offset	203,940	99,883
1.02.01.03.04	Prepaid expenses	5,918	5,028
1.02.01.03.05	Other receivables	45,720	38,483
1.02.01.03.06	Notes receivable	0	1,461
1.02.02	Permanent assets	3,922,381	3,442,837
1.02.02.01	Investments	714,204	582,539
1.02.02.01.01	In affiliated companies	0	0
1.02.02.01.03	In subsidiaries	651,440	573,914
1.02.02.01.04	Investments in subsidiaries - Goodwill	54,139	0
1.02.02.01.05	Other investments	8,625	8,625
1.02.02.02	Property, plant and equipment	3,117,950	2,787,515
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred charges	90,227	72,783

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.02 – BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 6/30/2007	4 - 3/31/2007
2	Total liabilities and shareholders' equity	7,134,424	6,397,724
2.01	Current liabilities	1,279,597	1,074,867
2.01.01	Loans and financing	215,353	273,662
2.01.02	Debentures	320,307	330,803
2.01.03	Trade accounts payable	402,635	262,541
2.01.04	Taxes payable	126,443	72,071
2.01.04.01	Other taxes	46,928	38,899
2.01.04.02	Provision for income and social contribution taxes	79,515	33,172
2.01.05	Dividends payable	0	0
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	117,264	49,016
2.01.08	Other	97,595	86,774
2.01.08.01	Salaries, vacation and payroll charges	58,394	46,807
2.01.08.02	Other payables	39,201	39,967
2.02	Noncurrent liabilities	3,069,897	2,735,862
2.02.01	Long-term liabilities	3,069,897	2,735,862
2.02.01.01	Loans and financing	2,947,830	2,638,439
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Payables to related parties	0	0
2.02.01.06	Other	122,067	97,423
2.02.01.06.01	Deferred income and social contribution taxes	5,992	2,669
2.02.01.06.02	Provision for contingencies	46,834	45,014
2.02.01.06.03	Other payables	69,241	49,740
2.04	Shareholders' equity	2,784,930	2,586,995
2.04.01	Capital	1,500,000	1,500,000
2.04.02	Capital reserves	84,238	84,150
2.04.02.01	Special Restatement – Law N° 8200/91	83,986	83,986
2.04.02.02	Tax incentives	252	164
2.04.03	Revaluation reserves	84,169	84,695
2.04.03.01	Own assets	84,169	84,695
2.04.03.02	Subsidiaries/Affiliates	0	0
2.04.04	Profit reserves	743,794	752,309
2.04.04.01	Legal	111,951	111,951
2.04.04.02	Statutory	705,544	705,544
2.04.04.07	Other Profit reserves	(73,701)	(65,186)
2.04.04.07.01	Treasury shares	(73,701)	(65,186)
2.04.05	Retained earnings	372,729	165,841

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

03.01 – STATEMENT OF INCOME (In thousands of Brazilian reais – R$)

1 - Code	2 – Description	3- 4/01/2007 To 6/30/2007	4- 1/01/2007 To 6/30/2007	5- 4/01/2006 To 6/30/2006	6- 1/01/2006 To 6/30/2006
3.01	Gross revenue from sales and/or services	820,754	1,599,000	767,964	1,529,424
3.02	Deductions	(143,149)	(271,549)	(127,575)	(254,602)
3.03	Net revenue from sales and/or services	677,605	1,327,451	640,389	1,274,822
3.04	Cost of sales and/or services	(520,912)	(1,025,136)	(504,560)	(997,912)
3.05	Gross profit	156,693	302,315	135,829	276,910
3.06	Operating (expenses) income	114,238	175,135	(34,872)	31,664
3.06.01	Selling	(45,030)	(86,343)	(48,466)	(97,225)
3.06.02	General and administrative	(47,978)	(88,785)	(41,277)	(80,139)
3.06.03	Financial, net	119,496	177,197	(3,527)	86,828
3.06.03.01	Financial income	54,142	107,164	63,573	193,717
3.06.03.01.01	Income	74,014	138,119	66,040	209,790
3.06.03.01.02	Exchange gain	(19,872)	(30,955)	(2,467)	(16,073)
3.06.03.02	Financial expenses	65,354	70,033	(67,100)	(106,889)
3.06.03.02.01	Expenses	(51,633)	(108,844)	(64,825)	(110,102)
3.06.03.02.02	Exchange loss	116,987	178,877	(2,275)	3,213
3.06.04	Other operating income	1,177	2,489	461	8,710
3.06.05	Other operating expenses	(3,494)	(4,997)	(13,079)	(23,878)
3.06.06	Equity in subsidiaries	90,067	175,574	71,016	137,368
3.07	Income from operations	270,931	477,450	100,957	308,574
3.08	Nonoperating income, net	(394)	5,578	3,446	3,589
3.08.01	Income	776	9,471	4,876	4,798
3.08.02	Expenses	(1,170)	(3,893)	(1,430)	(1,209)
3.09	Income before taxes and profit sharing	270,537	483,028	104,403	312,163
3.10	Provision for income and social contribution taxes	(45,560)	(78,716)	1,636	1,816
3.11	Deferred income tax	(18,436)	(32,277)	(8,255)	(53,541)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income	206,541	372,035	97,784	260,438
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	902,683	902,683	917,683	917,683
	EARNINGS PER SHARE	0.22881	0.41214	0.10656	0.28380
	LOSS PER SHARE				

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian reais – R$ or U.S. dollars – US$, unless otherwise stated)

1 OPERATIONS

Klabin S.A. (the "Company") and its subsidiaries are engaged in the following sectors of the pulp and paper industry to serve the domestic and foreign markets: reforestation and wood, packaging paper, paper sacks, and corrugated cardboard boxes. Their operations are integrated from forestation to production of final products.

The Company established silent partnerships, with the specific purpose of raising funds for reforestation projects. The Company, as the ostensible partner, contributed forest assets, basically forests and land, through granting of right of use of land, while the other investing partners made cash contributions to these silent partnerships. These silent partnerships guarantee Klabin S.A. priority in the acquisition of forest products at market prices.

Expansion project (unaudited)

The MA 1100 Project was approved at the Extraordinary Board of Directors' Meeting held in January 2006. The purpose of this project is to increase the production capacity of the plant located in Telêmaco Borba, State of Paraná, from 700 thousand tons/year to 1.1 million tons/year, and includes an increase of 350.0 thousand tons/year in cardboard production, to 740 thousand tons/year, and growth of 50.0 thousand tons/year in kraft paper, with completion scheduled for the 4th quarter of 2007. The investment in the Expansion Project is estimated at R$ 2.2 billion.

2 SIGNIFICANT ACCOUNTING PRACTICES

Accounting practices applied

The interim financial statements are presented in conformity with Brazilian accounting practices, supplemented by standards and regulations issued by the Brazilian Securities Commission (CVM). The interim financial statements have been prepared according to principles, methods and criteria consistent with those applied in the preparation of the financial statements for the year ended December 31, 2006.

3 CONSOLIDATION CRITERIA

The consolidation criteria were consistent with those adopted in the preparation of the financial statements for the year ended December 31, 2006. The investments as of June 30, 2007 are described in note 7.

4 CASH AND CASH EQUIVALENTS

a) Company

	06/30/2007		3/31/2007	
	Temporary cash investments	Average annual rate %	Temporary cash investments	Average annual rate %
In local currency				
Investment funds (*)	109,285	12.1	71,225	12.7
Bank certificate of deposit	1,011,523	11.6	896,838	12.8
Notes in Brazilian reais (R$) (**)	81,675	10.8	79,628	11.4
Republic of Austria bonds (**)	541,928	14.9	528,919	11.6
Cash and banks	2,528		3,879	
	1,746,939		**1,580,489**	
In foreign currency				
Investment funds	252	5.3	265	5.3
Cash and banks	508		479	
	760		**744**	
	1,747,699		**1,581,233**	
In the country	1,123,336		971,927	
Abroad	624,363		609,306	
	1,747,699		**1,581,233**	

b) Consolidated

	06/30/2007		3/31/2007	
In local currency				
Investment funds (*)	140,728	12.1	100,582	12.7
Bank certificate of deposit	1,011,523	11.6	896,838	12.8
Notes in Brazilian reais (R$) (**)	432,862	10.6	522,804	11.4
Republic of Austria bonds (**)	541,928	14.9	528,919	11.6
Cash and banks	2,559		9,260	
	2,129,600		**2,058,403**	
In foreign currency				
Bank certificate of deposit	7,642	5.2	8,847	5.0
Investment funds	41,298	4.4	52,478	4.3
Cash and banks	18,171		33,087	
	67,111		**94,412**	
	2,196,711		**2,152,815**	
In the country	1,154,810		1,003,861	
Abroad	1,041,901		1,148,954	
	2,196,711		**2,152,815**	

(*)*The exclusive investment fund portfolio is composed of the following:*

	Company		Consolidated	
	6/30/2007	03/31/2007	6/30/2007	03/31/2007
Fixed income				
. Federal government securities	19%	29%	13%	17%
. CDBs (bank certificates of deposit)	15%	26%	11%	25%
. Companies' debentures	61%	34%	72%	49%
. Other	5%	11%	4%	9%
	100%	**100%**	**100%**	**100%**

(**)*Foreign investment in Brazilian reais - R$.*

5 INCOME AND SOCIAL CONTRIBUTION TAXES

a) Nature and expectation of realization or settlement of deferred taxes

Deferred income and social contribution taxes, recorded in the financial statements, arise from temporarily nondeductible provisions, taxes challenged in courts, in the Company, and tax loss carryforwards in the Company and subsidiaries. Since it was difficult to foresee exactly when the deferred taxes will be realized, especially those related to nondeductible provisions and taxes challenged in courts, the Company's management decided to maintain the full amount of tax credits classified in noncurrent assets.

	Company		Consolidated	
	6/30/2007	03/31/2007	6/30/2007	03/31/2007
Nondeductible provisions	43,380	41,931	43,380	41,931
Taxes being challenged in court	6,286	6,286	6,286	6,286
Tax loss carryforwards	29,257	45,819	31,091	48,364
Noncurrent assets	**78,923**	**94,036**	**80,757**	**96,581**
Deferred income tax on sale of assets	270	541	270	541
Temporary cash investments – fixed-income	5,148	1,431	5,148	1,431
Accelerated depreciation	574	697	574	697
Noncurrent liabilities	**5,992**	**2,669**	**5,992**	**2,669**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

In compliance with CVM Resolution No. 273/98 and CVM Instruction No. 371/02, management, based on the budget and business plan approved by the Board of Directors, expects that tax credits will be realized from 2007 to 2010, as shown below:

	6/30/2007	
	Company	Consolidated
2007	8,377	10,211
2008	19,195	19,195
2009	34,465	34,465
2010	16,886	16,886
	78,923	**80,757**

b) Reconciliation of income and social contribution taxes

	Company		Consolidated	
	6/30/2007	6/30/2006	6/30/2007	6/30/2006
Income before income and social contribution taxes	**483,028**	**312,163**	**496,250**	**327,574**
Income and social contribution taxes at the rate of 34%	164,230	106,136	168,725	111,375
Tax effects of the main additions (deductions):				
. Equity in subsidiaries	(59,695)	(46,705)	14	71
. Difference in taxation - subsidiaries			(39,284)	(41,208)
. Other effects	6,458	(7,706)	(12,186)	(11,051)
	110,993	**51,725**	**117,269**	**59,187**
Income and social contribution taxes:				
. Current	78,716	(1,816)	83,507	3,967
. Deferred	32,277	53,541	33,762	55,220
Income and social contribution taxes in the statement of income	**110,993**	**51,725**	**117,269**	**59,187**

6 RELATED PARTIES

											Company
									6/30/2007	3/31/2007	6/30/2006
	Klabin Argentina S.A.	Klabin Trade	Silent Partnerships Paraná	Silent Partnerships Santa Catarina	Sogemar - Sociedade Geral de Marcas	Monteiro Aranha S A.	Klabin Irmãos & Cia.	Other	**Total**	**Balance Sheet**	**Income Statement**
	(i)	(ii) and (vi)	(i) and (iii)	(i) and (iii)	(iv)	(iv)	(v)				
Current Assets	3,110	161,277	3,519	519			11,284		**179,709**	**256,884**	
Noncurrent Assets		413						3,043	**3,456**	**1,757**	
Current liabilities		66,269	26,861	22,173	1,401	287		273	**117,264**	**49,016**	
Sales Revenue	10,394	239,764							**250,158**		**110,789**
Purchases			81,529	61,192					**142,721**		**146,251**
Guarantee commission - expense							9,024		**9,024**		
Royalty expense					7,393	1,515		1,189	**10,097**		**9,418**
Other income (expenses)											**454**

(i) *Balance receivable from transactions conducted under usual market prices and terms;*
(ii) *Shipment of paper at production cost, plus margin of approximately 20%;*
(iii) *Purchase of wood under usual market prices and terms;*
(iv) *Trademark license;*
(v) *1% per year commission for guarantee on the financing from the BNDES (National Bank for Economic and Social Development).*
(vi) *Advance payment due to future delivery of goods.*

7 INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES

						Company
				06/30/2007		**03/31/2007**
Subsidiaries		**Ownership interest - %**	**Equity in subsidiaries for the period**	**Investment**	**Equity in subsidiaries for the period**	**Investment**
. Klabin Limited	(i)	100	60,133	316,405	29,445	285,717
. Klabin Argentina S.A.	(ii)	100	(2,128)	27,880	(843)	29,165
. Centaurus Holdings S.A.	(iii)	100		74,104		
. Other			(412)	7,895	(401)	7,907
			57,593	**426,284**	**28,201**	**322,789**
Silent partnerships	(iv)	**Average ownership interest - %**				
. Paraná		94	65,289	224,216	31,594	206,266
. Santa Catarina		95	52,692	55,079	25,712	44,859
			117,981	**279,295**	**57,306**	**251,125**
			175,574	**705,579**	**85,507**	**573,914**

(i) *Parent company of Klabin Trade*
(ii) *Direct and indirect ownership interest*
(iii) *Includes goodwill of R$ 54,139 based on expected future results to be amortized when results begin to be generated;*
(iv) *Equity for the period from January to June 2007 was R$ 67,360.*

8 PROPERTY, PLANT AND EQUIPMENT

					06/30/2007	03/31/2007
		Annual depreciation rate (%)	Revalued cost	Accumulated depreciation and depletion	Net	Net
a)	**Company**					
	Land		133,432		**133,432**	**132,084**
	Buildings and constructions	4	364,152	(186,263)	**177,889**	**180,713**
	Machinery, equipment and installations	5 to 20	2,803,980	(1,772,076)	**1,031,904**	**1,022,586**
	Construction in progress		1,099,268		**1,099,268**	**591,867**
	Forestation and Reforestation	(*)	336,437	(142,239)	**194,198**	**190,574**
	Other	4 to 20	647,083	(165,824)	**481,259**	**669,691**
			5,384,352	**(2,266,402)**	**3,117,950**	**2,787,515**
b)	**Consolidated**					
	Land		220,579		**220,579**	**196,101**
	Buildings and constructions	2 to 4	375,254	(188,592)	**186,662**	**190,153**
	Machinery, equipment and installations	5 to 20	2,823,720	(1,786,736)	**1,036,984**	**1,027,758**
	Construction in progress		1,099,383		**1,099,383**	**591,867**
	Forestation and Reforestation	(*)	593,128	(142,239)	**450,889**	**425,249**
	Other	4 to 20	650,358	(167,178)	**483,180**	**671,731**
			5,762,422	**(2,284,745)**	**3,477,677**	**3,102,859**

(*)Depletion calculated based on timber extraction.

Depreciation and depletion for the year were substantially allocated to cost of production.

Property, plant and equipment include net capitalized interest in the amount of R$ 73,846 (accumulated), of which R$ 42,006 is recorded from January to June 2007.

9 DEFERRED CHARGES

				06/30/2007	03/31/2007
		Cost	Accumulated amortization	Net	Net
Company					
Implementation and preoperating costs	(i)	29,461	23,369	6,092	4,989
Reorganization and installation costs	(i)	984	518	466	443
Implementation and preoperating costs - MA 1100 Project	(ii)	82,434		82,434	67,202
Other		1,389	154	1,235	149
		114,268	**24,041**	**90,227**	**72,783**
Consolidated					
Other		3,526	593	2,933	2,944
		117,794	**24,634**	**93,160**	**75,727**

(i) *Refers to preoperating costs of the bleaching and soda-chlorine units of Klabin S.A. which are being amortized over ten years, as well as implementation and preoperating costs of various projects of the industrial divisions, which are being amortized over five years.*

(ii) *Includes preoperating expenses to be amortized with the beginning of operating activities.*

Amortization for the year was substantially allocated to cost of production.

10 LOANS AND FINANCING

a) Balances

	Annual interest (%)	Current	Noncurrent	Company 06/30/2007 Total	03/31/2007 Total
In local currency					
. BNDES (National Bank for Economic and Social Development)	7.9 to 10.5	40,425	1,095,671	1,136,096	880,626
. FINAME (National Equipment Financing Authority)	10.0 to 10.5	2,849		2,849	4,426
. Export credit	103.0 to 108.0 do CDI	905	60,000	60,905	179,176
. Working capital	103.0 to 107.0 do CDI	59,781	133,000	192,781	139,335
. Other	1.0 to 8.7	287	15,723	16,010	13,194
		104,247	**1,304,394**	**1,408,641**	**1,216,757**
In foreign currency (*)					
. Property, plant and equipment	7.0	707		707	738
. Export	5.5 to 6.9	97,883	1,222,174	1,320,057	1,237,651
. Other	7.5 to 8.1	12,516	421,262	433,778	456,955
		111,106	**1,643,436**	**1,754,542**	**1,695,344**
		215,353	**2,947,830**	**3,163,183**	**2,912,101**

Long-term maturities:	
2008	56,387
2009	256,308
2010	376,939
2011	486,585
2012	506,935
2013	482,886
2014	366,551
2015	283,978
2016	77,983
2017	2,909
2018	2,099
2019	48,270
	2,947,830

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

	Annual interest (%)	Weighted average rate (%)	Consolidated			
					06/30/2007	03/31/2007
			Current	Noncurrent	Total	Total
In local currency						
. BNDES (National Bank for Economic and Social Development)	7.9 to 10.5	8.4	40,425	1,095,671	1,136,096	880,626
. FINAME (National Equipment Financing Authority)	10.0 to 10.5	10.0	2,849		2,849	4,426
. Export credit	103.0 to 108.0 do CDI	12.4	905	60,000	60,905	179,176
. Working capital	103.0 to 107.0 do CDI	12.7	59,781	133,000	192,781	139,335
. Other	1.0 to 8.7	6.7	287	15,723	16,010	13,194
			104,247	**1,304,394**	**1,408,641**	**1,216,757**
In foreign currency (*)						
. Property, plant and equipment	7.0	7.0	707		707	738
. Export	5.5 to 6.9	6.4	97,883	1,222,174	1,320,057	1,237,651
. Other	7.3 to 8.1	7.8	19,525	463,398	482,923	508,329
			118,115	**1,685,572**	**1,803,687**	**1,746,718**
			222,362	**2,989,966**	**3,212,328**	**2,963,475**

Long-term maturities:	
2008	62,406
2009	268,347
2010	388,978
2011	498,624
2012	506,935
2013	482,886
2014	366,551
2015	283,978
2016	77,983
2017	2,909
2018	2,099
2019	48,270
	2,989,966

(*) In US dollars

b) **Collaterals**

Financing is collateralized by land, buildings, improvements, machinery, equipment and installations of the Correia Pinto plant (State of Santa Catarina) and Monte Alegre plant (State of Paraná), guarantee deposits, as well as guarantees and sureties from controlling shareholders.

11 DEBENTURES

The Debenture Public Offering Program in the total amount of R$ 1,000,000 was approved at the Board of Directors' Meeting on November 3, 2004.

In December 2004, with base date of November 1, 2004, Klabin issued 31,405 debentures of its 5th issue. The debentures are book entry, single series, registered, and nonconvertible into shares, have a par value of R$ 10 and total value of R$ 314,050, carry semiannual interest of 105.5% of CDI (interbank deposit rate), and have final maturity in November 2007.

12 RESERVE FOR CONTINGENCIES

Based on the individual analysis of the lawsuits and the opinion of their legal counsel, Klabin S.A. and its subsidiaries recorded, in noncurrent liabilities, reserves for probable losses, as shown below:

						Company and Consolidated
			03/30/2007			03/31/2007
Nature of the Contingency	Escrow Deposits	Provision	Net Liability	Escrow deposits	Provision	Net Liability
Tax:						
. PIS/COFINS	16,284	(16,284)		15,141	(15,141)	
. CPMF	8,646	(8,646)		8,646	(8,646)	
. Other	8,950	(17,240)	(8,290)	8,487	(16,438)	(7,951)
	33,880	(42,170)	(8,290)	32,274	(40,225)	(7,951)
Labor	3,720	(37,424)	(33,704)	3,767	(36,519)	(32,752)
Civil	25	(4,865)	(4,840)	25	(4,336)	(4,311)
	37,625	**(84,459)**	**(46,834)**	**36,066**	**(81,080)**	**(45,014)**

				Company and Consolidated
Changes in reserve				06/30/2007
	Tax	Labor	Civil	Net liability
Balance as of December 31, 2006	(7,474)	(32,978)	(4,285)	**(44,737)**
. Additions	(816)	(1,427)	(555)	**(2,798)**
. Write-offs		701		**701**
Balance as of June 30, 2007	(8,290)	(33,704)	(4,840)	**(46,834)**

PIS/COFINS

In a decision published in the Official Gazette, the Federal Supreme Court ruled that PIS and COFINS on the increased tax basis were undue. Such decision became final and unappealable in February 2006 and, accordingly, the Company reversed the reserve for contingencies in the amount of R$ 55,510, for which there were escrow deposits. The Company recorded a tax credit available for offset in the amount of R$ 74,937, arising from amounts paid at that time.
The effects on income from January to June 2006 are as follows:

Other operating income	6,580
Financial	123,867
Income and social contribution taxes	(41,229)
	89,218

The remaining balance of the reserve refers substantially to a lawsuit regarding levy of PIS on nonoperating revenues.

CPMF

The Company is challenging the levy of CPMF on transactions involving its export revenues. This lawsuit is at the Federal District Court in the State of São Paulo, awaiting decision on the appeal filed on its behalf at the Federal Regional Court.

Labor

Labor lawsuits refer principally to overtime, hazardous duty premium and health hazard premium.

Additionally, Klabin S.A. and its subsidiaries are parties to other tax, labor and civil lawsuits involving risks of possible loss: tax R$ 132,157; labor R$ 56,489 and civil R$ 22,431. Based on an individual analysis of lawsuits and the legal counsel's opinion, management understands that the lawsuits assessed as possible losses do not require any provision.

13 SHAREHOLDERS' EQUITY

a) Changes

Balances as of December 31, 2006	**2,460,771**
Prior year dividend adjustment	53
Tax incentives	250
Income tax on revaluation reserve	(357)
Net income	372,035
Buyback of shares	(47,822)
Balances as of June 31, 2007	**2,784,930**

b) Capital

At the Annual Shareholders' Meeting held on March 14, 2007, the shareholders approved a capital increase in the amount of R$ 400,000, of which R$ 891 from capital reserves and R$ 399,109 from profit reserves, without issuance of shares. Capital was increased to R$ 1,500,000.

c) Revaluation reserve

As permitted by CVM Instruction No. 197/93, the Company decided not to apply the requirements of articles 1 and 2 of CVM Instruction No. 189/92 (income and social contribution taxes on revaluation reserve). The application of these requirements would adjust the revaluation reserve by the following amounts:

Revaluation reserve as of June 31, 2007	84,169
Monetary restatement determined by Law No. 8200/91,	
Included in revaluation reserve	(45,155)
Tax effects	(13,265)
	25,749

d) Treasury shares

As of June 30, 2007 the Company held 15,000,000 preferred shares in treasury (13,485,100 as of March 31, 2007).

During the period, 9,243,000 preferred shares were acquired at the average cost of R$ 5.17 per share, totaling R$ 47,822, with a minimum cost of R$ 4.73 and a maximum cost of R$ 5.75. The purpose of holding these treasury shares was to invest available cash. The average price of this class of shares on June 30, 2007 traded on the São Paulo Stock Exchange was R$ 4.91.

At the Extraordinary Meeting of the Board of Directors held on March 6, 2007, the Board approved the buyback of up to 45,386,142 preferred shares to be held in treasury and subsequently sold or cancelled, without any capital reduction.

14 FINANCIAL INSTRUMENTS

a) Risk management

Klabin S.A. and its subsidiaries carry out transactions involving financial instruments, all recorded in balance sheet accounts, to meet their own needs, as well as to reduce their exposure to financial risks, mainly credit, currency and interest rate risks. These risks are managed through the establishment of operating strategies, control policies and determination of positions. No transactions involving financial instruments of speculative nature are carried out.

b) Credit risk

These risks are managed through specific standards for acceptance of customers, credit analysis and determination of exposure limits by customer.

c) Fair values

In June 30, 2007 the fair values of cash and cash equivalents, temporary cash investments, accounts receivable and payable approximate the carrying values recorded in the financial statements due to their short-term nature. The fair values of loans and financing approximate their carrying values recorded in the financial statements since these financial instruments have variable interest rates. The fair values of debentures are equivalent to those recorded in the financial statements, since the Company has the option to pay these debentures at any time at their carrying value.

15 STATEMENT OF CASH FLOWS

				Company
	Apr/Jun			Jan/Jun
	2007	2006	2007	2006
Cash flows from operating activities				
Net Income	206,541	97,784	372,035	260,438
Income (expenses) not affecting cash and cash equivalents:				
. Depreciation, amortization and depletion	55,997	62,682	110,541	122542
. Gain (loss) on sale of assets	662	(4,165)	1,674	(4,308)
. Deferred income and social contribution taxes	18,436	8,255	32,277	53,541
. Interest and exchange variation on loans and financing	(47,841)	57,894	(49,439)	107,169
. Capitalized interest	(26,429)	(3,896)	(42,006)	(3,896)
. Equity in subsidiaries	(90,067)	(71,016)	(175,574)	(137,368)
. Reversal of reserve for contingencies	2,521	(3,874)	2,798	(55,242)
. Recognition of tax credit available for offset				(74,937)
. Other			(7,437)	
Decrease (increase) in assets				
. Trade accounts receivable	51,718	(1,778)	14,626	(17,272)
. Inventories	(11,224)	(4,191)	(4,906)	(11,583)
. Recoverable taxes	(111,866)	31,295	(172,132)	21,435
. Prepaid expenses	(6,792)	(6,096)	(1,952)	(8,797)
. Other receivables	(24,417)	(1,592)	(31,149)	21,623
Increase (decrease) in liabilities				
. Trade accounts payable	208,342	(29,179)	275,676	(74,308)
. Other taxes	8,029	(28,007)	23,946	4,615
. Provision for income and social contribution taxes	46,252	(179)	72,381	(29,292)
. Salaries, vacation and payroll charges	11,587	14,397	(4,562)	8,744
. Other payables	18,034	(6,540)	30,861	8,916
Net cash provided by operating activities	**309,483**	**111,794**	**447,658**	**192,020**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

				Company
		Apr/Jun		Jan/Jun
	2007	2006	2007	2006
Cash flows from investing activities:				
. Temporary cash investments				39,521
. Purchase of property, plant and equipment	(360,830)	(125,634)	(862,202)	(153,971)
. Increase in deferred charges	(17,742)	(7,119)	(36,018)	(8,191)
. Investment acquisition	(74,104)		(74,104)	
. Sale of property, plant and equipment	572	19,239	1,830	19,460
. Guarantee deposits	(3,330)	(577)	3,724	(1,599)
. Dividends received from subsidiaries	32,505	55,817	67,360	122,618
. Other investments		(111)	56	32
Net cash used in investing activities	**(422,929)**	**(58,385)**	**(899,354)**	**17,870**
Cash flows from financing activities:				
. New loans and financing	527,476	609,956	919,195	1,161,309
. Payment of loans and financing	(152,166)	(163,622)	(190,733)	(575,862)
. Payment of interest	(86,883)	(63,530)	(133,607)	(104,919)
. Loans to affiliates		(186)		(198)
. Buyback of shares	(8,515)		(47,822)	
. Dividends paid		(71,270)	(110,006)	(71,270)
Net cash provided by financing activities	**279,912**	**311,348**	**437,027**	**409,060**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**166,466**	**364,757**	**(14,669)**	**618,950**
Opening balance of cash and cash equivalents	1,581,233	1,252,576	1,762,368	998,383
Closing balance of cash and cash equivalents	1,747,699	1,617,333	1,747,699	1,617,333
	166,466	**364,757**	**(14,669)**	**618,950**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

				Consolidated
		Apr/Jun		Jan/Jun
	2007	2006	2007	2006
Cash flows from operating activities				
Net income	206,541	97,784	372,035	260,438
Income (expenses) not affecting cash and cash equivalents:				
. Depreciation, amortization and depletion	60,845	67,246	120,938	131,267
. Gain (loss) on sale of assets	790	(4,193)	1,672	(4,336)
. Deferred income and social contribution taxes	19,147	9,077	33,762	55,220
. Interest and exchange variation on loans and financing	(50,070)	58,682	(52,947)	104,598
. Capitalized interest	(26,429)	(3,896)	(42,006)	(3,896)
. Equity in subsidiaries	6	8	41	208
. Reversal of reserve for contingencies	(563)	578	309	2,509
. Recognition of tax credit available for offset	3,619	3,557	6,946	7,949
. Recognition (reversal) of reserve for contingencies	2,521	(3,874)	2,798	(55,242)
. Tax credit available for offset				(74,937)
. Other			(7,437)	
Decrease (increase) in assets				
. Trade accounts receivable	(29,420)	(8,775)	(34,932)	(34,385)
. Inventories	(10,161)	(4,693)	(9,599)	(17,136)
. Recoverable taxes	(111,860)	31,194	(173,303)	21,656
. Prepaid expenses	(6,928)	(6,023)	(2,019)	(8,686)
. Other receivables	(24,824)	(3,730)	(32,238)	21,579
Increase (decrease) in liabilities				
. Trade accounts payable	135,460	(17,646)	195,540	(68,084)
. Other taxes	8,501	(27,776)	24,452	4,861
. Provision for income and social contribution taxes	47,906	(831)	73,972	(29,800)
. Salaries, vacation and payroll charges	11,461	14,458	(4,961)	8,703
. Other payables	17,673	(4,761)	30,125	3,511
Net cash provided by operating activities	**254,215**	**196,386**	**503,148**	**325,997**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

				Consolidated
		Apr/Jun		Jan/Jun
	2007	2006	2007	2006
Cash flows from investing activities:				
. Temporary cash investments				39,521
. Purchase of property, plant and equipment	(410,314)	(148,579)	(942,555)	(192,798)
. Increase in deferred charges	(17,760)	(7,211)	(36,049)	(8,414)
. Goodwill on acquisition of company	(54,139)		(54,139)	
. Sale of property, plant and equipment	571	19,239	1,837	19,460
. Guarantee deposits	(3,325)	(563)	3,724	(1,768)
. Other investments		2		(2)
Net cash used in investing activities	**(484,967)**	**(137,112)**	**(1,027,182)**	**(144,001)**
Cash flows from financing activities:				
. New loans and financing	527,476	609,956	919,195	1,161,309
. Payment of loans and financing	(152,166)	(163,622)	(190,733)	(575,862)
. Payment of interest	(86,883)	(63,529)	(135,502)	(106,849)
. Capital contribution to subsidiaries by minority shareholders	1,430		2,070	1
. Buyback of shares	(8,515)		(47,822)	
. Dividends paid		(71,270)	(110,006)	(71,270)
. Other	(6,694)		(6,638)	
Net cash provided by financing activities	**274,648**	**311,535**	**430,564**	**407,329**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**43,896**	**370,809**	**(93,470)**	**589,325**
Opening balance of cash and cash equivalents	2,152,815	1,647,439	2,290,181	1,428,923
Closing balance of cash and cash equivalents	2,196,711	2,018,248	2,196,711	2,018,248
	43,896	**370,809**	**(93,470)**	**589,325**

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

For a better understanding of the performance of Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER.**

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 6/30/2007	4 - 3/31/2007
1	Total Assets	7,205,549	6,545,378
1.01	Current Assets	3,141,904	3,026,305
1.01.01	Cash and cash equivalents	2,196,711	2,152,815
1.01.01.01	Cash and banks	20,730	42,347
1.01.01.02	Temporary cash investments	2,175,981	2,110,468
1.01.02	Receivables	423,290	393,870
1.01.02.01	Trade accounts receivable	589,287	557,098
1.01.02.02	Other receivables	(165,997)	(163,228)
1.01.02.02.01	Discounted exchange and trade receivables	(140,277)	(135,980)
1.01.02.02.02	Allowance for doubtful accounts	(25,720)	(27,248)
1.01.03	Inventories	284,259	274,901
1.01.04	Other	237,644	204,719
1.01.04.01	Recoverable taxes	150,604	142,801
1.01.04.02	Prepaid expenses	7,006	8,768
1.01.04.03	Prepaid expenses - subsidiaries	11,284	3,450
1.01.04.04	Notes receivable	2,570	2,683
1.01.04.05	Other receivables	66,180	47,017
1.02	Noncurrent Assets	4,063,645	3,519,073
1.02.01	Long-term assets	429,575	331,385
1.02.01.01	Sundry receivables	0	0
1.02.01.02	Receivables from related parties	0	0
1.02.01.03	Other	429,575	331,385
1.02.01.03.01	Deferred income and social contribution taxes	80,757	96,581
1.02.01.03.02	Escrow deposits	89,805	86,480
1.02.01.03.03	Taxes available for offset	203,940	99,883
1.02.01.03.04	Prepaid expenses	6,153	5,297
1.02.01.03.05	Other receivables	48,920	41,683
1.02.01.03.06	Notes receivable	0	1,461
1.02.02	Permanent assets	3,634,070	3,187,688
1.02.02.01	Investments	63,233	9,102
1.02.02.01.03	In subsidiaries	469	477
1.02.02.01.04	Participações em Controladas - Ágio	54,139	0
1.02.02.01.05	Other investments	8,625	8,625
1.02.02.02	Property, plant and equipment	3,477,677	3,102,859
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred charges	93,160	75,727

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 6/30/2007	4 - 3/31/2007
2	Total liabilities and shareholders' equity	7,205,549	6,545,378
2.01	Current liabilities	1,190,252	1,057,684
2.01.01	Loans and financing	222,362	280,183
2.01.02	Debentures	320,307	330,803
2.01.03	Trade accounts payable	407,626	272,452
2.01.04	Taxes payable	130,758	75,672
2.01.04.01	Other taxes	48,691	40,190
2.01.04.02	Provision for income and social contribution taxes	82,067	35,482
2.01.05	Dividends payable	0	0
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	1,932	1,646
2.01.08	Other	107,267	96,928
2.01.08.01	Salaries, vacation and payroll charges	59,521	48,060
2.01.08.02	Other payables	47,746	48,868
2.02	Noncurrent liabilities	3,115,792	2,784,479
2.02.01	Long-term liabilities	3,115,792	2,784,479
2.02.01.01	Loans and financing	2,989,966	2,683,292
2.02.01.02	Debentures	0	0
2.02.01.06	Other	125,826	101,187
2.02.01.06.01	Deferred income and social contribution taxes	5,992	2,669
2.02.01.06.02	Provision for contingencies	46,834	45,014
2.02.01.06.03	Other payables	73,000	53,504
2.02.02	Deferred income	0	0
2.03	Minority interest	114,575	116,220
2.04	Shareholders' equity	2,784,930	2,586,995
2.04.01	Capital	1,500,000	1,500,000
2.04.02	Capital reserves	84,238	84,150
2.04.02.01	Special Restatement – Law N° 8200/91	83,986	83,986
2.04.02.02	Tax incentives	252	164
2.04.03	Revaluation reserves	84,169	84,695
2.04.03.01	Own assets	84,169	84,695
2.04.04	Profit reserves	743,794	752,309
2.04.04.01	Legal	111,951	111,951
2.04.04.02	Statutory	705,544	705,544
2.04.04.07	Other Profit reserves	(73,701)	(65,186)
2.04.04.07.01	Treasury shares	(73,701)	(65,186)
2.04.05	Retained earnings	372,729	165,841

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

07.01 – CONSOLIDATED STATEMENT OF INCOME (In thousands of Brazilian reais – R$)

1 - Code	2 – Description	3- 4/01/2007 To 6/30/2007	4- 1/01/2007 To 6/30/2007	5- 4/01/2006 To 6/30/2006	6- 1/01/2006 To 6/30/2006
3.01	Gross revenue from sales and/or services	861,386	1,683,916	799,442	1,574,730
3.02	Deductions	(146,890)	(278,880)	(132,102)	(262,232)
3.03	Net revenue from sales and/or services	714,496	1,405,036	667,340	1,312,498
3.04	Cost of sales and/or services	(454,943)	(890,823)	(441,169)	(855,352)
3.05	Gross profit	259,553	514,213	226,171	457,146
3.06	Operating (expenses) income	18,366	(23,555)	(118,270)	(133,159)
3.06.01	Selling	(67,478)	(134,305)	(67,192)	(130,693)
3.06.02	General and administrative	(48,177)	(89,973)	(41,966)	(81,709)
3.06.03	Financial, net	139,073	208,458	5,981	99,993
3.06.03.01	Financial income	68,347	133,769	70,463	218,776
3.06.03.01.01	Income	88,419	166,239	78,551	234,951
3.06.03.01.02	Exchange gain	(20,072)	(32,470)	(8,088)	(16,175)
3.06.03.02	Financial expenses	70,726	74,689	(64,482)	(118,783)
3.06.03.02.01	Expenses	(46,257)	(104,269)	(61,864)	(121,580)
3.06.03.02.02	Exchange loss	116,983	178,958	(2,618)	2,797
3.06.04	Other operating income	1,186	2,511	475	8,724
3.06.05	Other operating expenses	(6,232)	(10,205)	(15,560)	(29,266)
3.06.06	Equity in subsidiaries	(6)	(41)	(8)	(208)
3.07	Income from operations	277,919	490,658	107,901	323,987
3.08	Nonoperating income, net	(406)	5,592	3,444	3,587
3.08.01	Income	6,356	15,077	4,578	4,799
3.08.02	Expenses	(6,762)	(9,485)	(1,134)	(1,212)
3.09	Income before taxes and profit sharing	277,513	496,250	111,345	327,574
3.10	Provision for income and social contribution taxes	(48,206)	(83,507)	(927)	(3,967)
3.11	Deferred income tax	(19,147)	(33,762)	(9,077)	(55,220)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(3,619)	(6,946)	(3,557)	(7,949)
3.15	Net income	206,541	372,035	97,784	260,438
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	902,683	902,683	917,683	917,683
	EARNINGS PER SHARE	0.22881	0.41214	0.10656	0.28380
	LOSS PER SHARE				

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Initial Considerations

The information presented herewith in connection with the Company's operations and finances in 2Q07, 1Q07 and 2Q06 consists of consolidated figures stated in local currency (R$), in accordance with the generally accepted accounting practices adopted in Brazil, except where otherwise indicated.

Key Figures

R$ million	2Q07	1Q07	2Q06	2Q07/1Q07	2Q07/2Q06	1H07	1H06
Net Revenue	715	691	667	3.5%	7.1%	1,405	1,313
% Exports	26%	29%	26%			27%	26%
EBITDA	200	203	169	-1.9%	18.0%	403	355
EBITDA Margin	28%	29%	25%			29%	27%
Net Income	207	166	98	24.8%	111.2%	372	260
Net Debt	1,336	1,142	352	17.0%	279.3%	1,336	352
Net Debt/EBTIDA (annualized)	1.7	1.4	0.5			1.7	0.5
Capex	482	551	156	-12.4%	209.5%	1,033	201
Production Volume - 1,000 t (*)	406	381	372	6.5%	9.1%	787	754
Sales Volume - 1,000 t	378	359	341	5.3%	11.0%	737	680
% Exports	37%	42%	38%			39%	39%

*(*) Figures related to paper, boards and recycled paper production, do not considered corrugated boxes and industrial bags.*

Operating Economic and Financial Performance

Production Volume

The production of paper and coated boards in the 2Q07 reached 405.9 thousand tons, 9% and 6% higher than the 2Q06 and 1Q07, respectively.

Paper and coated boards mills, as well as industrial bags converting plants ran at full capacity and corrugated boxes had an impressive production growth compared with 2Q06.

In this quarter has occurred a 4 days maintenance shutdown in the Monte Alegre mill (PR), in order to prepare the interconnections of the present installations with the new installations of MA 1100 Project.


406
381
372
787
754
2Q07
1Q07
2Q06
1H07
1H06
thousand tons

Sales Volume

Sales volume in the 2Q07, excluding wood, reached 377.8 thousand tons, 11% and 5% higher than 2Q06 and the 1Q07.

Exports volume in the 2Q07 totaled 138.2 thousand tons, 6% higher than 2Q06 and 8% lower than 1T07, due to the strong kraftliner sales volume in the domestic market and transfers to corrugated boxes converting plants.

Sales Volume by Market

Thousand tons


378
37%
63%
359
42%
58%
341
38%
62%
737
39%
61%
680
39%
61%
2Q07
1Q07
2Q06
1H07
1H06
Domestic Market
Foreign Market

Sales Volume by Product – 1H07


Others 3%
Industrial Bags 6%
Corrugated Boxes 32%
Kraftliner 33%
Coated Boards 24%

does not include wood

Net revenue

Net revenue in the 2Q07, including wood, totaled R$ 714.5 million, 7% and 3% higher than the same period of 2006 and 1Q07, respectively.

The highlights in this quarter were: The increase of kraftliner revenues in the domestic market, 55% higher than 2Q06 and 1Q07. The 9% and 17% growth in the corrugated revenues compared to 2Q06 and 1Q07.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Net Revenue by Market

R$ million


715
26%
74%
691
29%
71%
667
26%
74%
1,405
27%
73%
1,313
26%
74%
2Q07
1Q07
2Q06
1H07
1H06
Domestic Market
Foreign Market

Net Revenue by Product – 1H07


Wood 8%
Others 2%
Kraftliner 20%
Industrial Bags 14%
Coated Boards 25%
Corrugated Boxes 31%

includes wood

Exports Destination

Volume – 1H07


North America 2%
Africa 9%
Asia 9%
Latin America 50%
Europe 30%

Net Revenue – 1H07


North America 3%
Africa 7%
Asia 11%
Latin America 54%
Europe 25%

Operating Results

Cost of goods sold in the 2Q07 was R$ 454.9 million, 4% higher than 1Q07, due to the higher production volume and the increase in the consumption of fuel oil and chemical products. The recycled paper mills had cost increases due to prices of OCC, which are the main inputs of these units.

Selling expenses in the 2Q07 reached R$ 67.5 million, stable compared with 2Q06 and 1% higher than 1Q07, due to the higher sales volume. Compared with net revenues, these expenses represented 9% in 2Q06, versus 10% in 2Q06 and 1Q07. Freights represented 63% of total selling expenses.

Klabin is expanding the volume transported by railways. Besides the 100 thousand tons/year that are transported from Monte Alegre to the Paranaguá Seaport, more 120 thousand tons are being transported from the new Lages railroad terminal (60 thousand tons/year Lages / Paranaguá and the balance, Lages/Argentina).

General and administrative expenses totaled R$ 48.2 million in the 2Q07, representing 7% of the net revenue, versus 6% in the 1Q07.

Operating result before financial revenues (EBIT) in the 2Q07 was R$ 138.9 million, an increase of 36% when compared to 2Q06 and 3% lower than 1Q07.

Operating Cash Generation (EBITDA)

Operating cash generation (EBITDA) in 2Q07 was R$ 199.7 million, with a margin of 28%. In 1H07, EBITDA reached R$ 403.2, with a margin of 29%.


EBITDA and EBITDA Margin
29%
25%
24%
26%
29%
28%
186
169
170
184
203
200
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
EBITDA - R$ Million
EBITDA Margin


EBITDA QoQ Variation - R$ Million
203
EBITDA
Margin
29%
44
-20
-10
-9
-8
200
EBITDA
Margin
28%
EBITDA 1Q07
Volume
Price
Exchange Rate
COGS
Operational Expenses
EBITDA 2Q07

Financial Results and Indebtedness

Net financial results totaled R$ 139.1 million of revenue in the 2Q07, against financial revenues of R$ 6.0 million and R$ 69.4 million in 2Q06 and 1Q07. Due to the Real appreciation, the company hedged its exports cash flow, generating a positive result of R$ 22.1 million, totaling R$ 34.7 million in 1H07.

In 2Q07 occurred disbursements from BNDES to MA 1100 Project, in the amount of R$ 258.0 million, totaling R$ 935.6 million since the project started. Total amount financed is R$ 1.7 billion, bearing interest at TJLP plus a spread below 2% per year.

Foreign currency debt reached R$ 1.8 billion in June, R$ 218 million higher than December 2006.

Long-term debt reached to 85% in the 2Q07 and the average debt maturity reached 53 months.

Net debt/EBITDA ratio was 1.7x in Jun'07, reflecting the increase in investments related to MA 1100 Project.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Financing (R$ million)	06/30/2007			03/31/2007		
	Currency		Total	Currency		Total
	Local	Foreign		Local	Foreign	
Short Term	424.5	118.1	542.6	490.4	120.6	611.0
Long Term	1,304.4	1,685.6	2,990.0	1,057.2	1,626.1	2,683.3
Gross Debt	**1,728.9**	**1,803.7**	**3,532.6**	**1,547.6**	**1,746.7**	**3,294.3**
Cash and Cash Equivalents			(2,196.7)			(2,152.8)
Net Debt			**1,335.9**			**1,141.5**


Net Debt QoQ - R$ Million
1,141
-200
-56
482
-31
1,336
Net Debt 1Q07
EBITDA
Working Capital
Capex
Others
Net Debt 2Q07

Net Income

Net income in the 2Q07 was R$ 206.5 million, an increase of 111% and 25% compared with 2Q07 and 1Q07, respectively. In the first half, net income was R$ 372.0 million, R$ 0.41 per share, versus R$ 260.5 million and R$ 0.28 per share in the same period of 2006.

Business Performance

BUSINESS UNIT - FORESTRY

Klabin handled 1.8 million tons of Pine and Eucalyptus logs, as well as woodchips and biomass for energy generation in the 2Q07, volume 3% higher than 2Q06 and 1Q07. The amount transferred to the mills in Parana, Santa Catarina and São Paulo totaled 1.2 million tons.

Sales volume of logs to sawmills and laminators was 584.8 thousand tons in the 2Q07, 15% and 7% lower than 2Q06 and 1Q07.

Net revenue from logs sales to third parties in the 2Q07 reached R$ 54.8 million, 16% and 9% lower than 2Q06 and 1Q07, respectively.

The slowdown in the US housing construction activity continues to affect negatively wood sales for third parties. In June, seasonally adjusted annual rate of new privately owned housing starts in the US was 1.5 million, 2% higher than May, but 19% lower than June 2006.


"US New Privately Owned Housing Units Started"
Seasonally Adjusted Annual Rate
Millions
2,500
2,000
1,500
1,000
Jan-00 Jul-00 Jan-01 Jul-01 Jan-02 Jul-02 Jan-03 Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07
Source: U.S. Census Bureau

At the end of June, the company held 413 thousand hectares of land, 344 thousand hectares owned and 69 thousand hectares leased. The amount of 208 thousand hectares are planted forest, while 158 thousand hectares are Pine and 50 thousand hectares are Eucalyptus, besides 165 thousand hectares of permanent preservation areas and legal reserves. In order to prepare the company for the capacity expansion project under way, as well as future expansions, the company keeps investing in the increase of owned timberland and via incentive program.

BUSINESS UNIT - PAPER

Sales volume of paper and coated boards to third parties reached 208.2 thousand tons in the 2Q07, 13% higher than 2Q06 and 2% lower than 1Q07.

Net revenue of paper and coated boards totaled R$ 313.8 million in the 2Q07, 13% higher than 2Q06 and 1% lower than 1Q07.

Exports in the 2Q07 accounted 125.3 thousand tons, 8% higher than 2Q06 and 10% lower than 4Q06. The reduction against the 1Q07 was due to kraftliner domestic sales volume and the higher volume transferred to the corrugated boxes conversion plants. In the 2Q07, exports represented 60% of total volume of the paper unit.

Kraftliner sales volume totaled 117.3 thousand tons in the 2Q07, 13% higher than 2Q06 and 5% lower than 1Q07. Export sales reached 98.0 thousand tons in the 2Q07, which represented 84% of total sales volume of this product.

Kraftliner net revenue of sales reached R$ 136.7 million in the 2Q07, 16% higher than 4Q06 and 4% below 1Q07. International prices increase and improvements in sales mix contributed to the revenue increase in 2Q07.


Kraftliner Prices x Currency
US$
R$/US$
800
700
600
500
400
300
200
4.00
3.50
3.00
2.50
2.00
1.50
697
602
539
2.43
2.18
2.04
1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07
Average Price (US$)
Average FX Rate (R$/US$)
Source: FOEX

The hike of kraftliner prices continued in the 2Q07, and Klabin continued to implement price increases.

The rise in the industrial activity in USA and Europe has sustained the increase of packaging demand and, in the cost side, OCC prices continue under pressure of Chinese demand. In this scenario, the paper packaging prices should maintain the growth trend, which should last, at least, while the industrial activity remains heated.

Sales volume of coated boards in the 2Q07 reached 90.9 thousand tons, 12% e 3% higher than 2Q06 and 1Q07, respectively. Net revenue reached R$ 177.1 million in the 2Q07, 10% and 1 % higher than 2Q06 and 1Q07.

Coated boards exports totaled 27.3 thousand tons in the 2Q07, 9% higher than 2Q07 and 2% lower than 1Q07.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Klabin won, once again, the 1st place in the Tetra Pak Supplier Evaluation Ranking. Considering the quarters' average, the company was the best supplier in 2006 and 1Q07.

The increase in the international milk prices pushed the exports in this period. The shortage of liquid milk decreased temporarily the coated board demand. The domestic milk price increased, the supply grew and the coated board sales overcame the expectations.

BUSINESS UNIT - CORRUGATED BOXES

The market volume has been positive. Preliminary data provided by Brazilian Association of Corrugated Boxes (ABPO) indicates that shipments in the first half of the year (1,131 thousand tons) was 6% higher than the same period of 2006.

Klabin's shipments of corrugated boxes and sheets reached 128.1 thousand tons in 2Q07, 12% and 19% higher than 2Q06 and 1Q07, respectively. In the first half, shipments reached 235.5 thousand tons, 6% higher than the same period of 2006.


Brazilian shipments of corrugated boxes - thousand tons
1,058
920
1,019
1,048
1,068
1,131
1Q02
1Q03
1Q04
1Q05
1Q06
1Q07

Source: ABPO

Net revenue in the 2Q07 totaled R$ 236.4 million, 9% and 17% higher than 2Q06 and 1Q07, respectively.

The highlights of the quarter were the box sales volume, higher than 1Q07 and the strong corrugated boxes demand for the tobacco industry.

In the first half of the year, there was a substantial raise of raw material prices, mainly OCC. Rising costs of freights, electrical energy and fuel oil, have also been observed and the company is compensating with price increases.

Klabin was certified by FSC in four packaging conversion units – Itajaí (SC), Piracicaba, Jundiaí DI e Jundiaí TP – and two recycled paper mills – Guapimirim (RJ) and Piracicaba (SP).

BUSINESS UNIT - INDUSTRIAL BAGS

Klabin is the market leader in the industrial bags industry. The housing construction (cement bags) and agribusiness (seed bags) are the main consumption markets.

Sales volume of industrial bags in the 2Q07 totaled 30.9 thousand tons, 7% higher than 2Q06 and 2% lower than 1Q07. Net revenue in the 2Q07 reached R$ 95.6 million, 9% higher than 2Q06 and 1% lower than 1Q07.

The industrial bags unit has been affected positively by the housing construction industry. According to data provided by the National Union of the Cement Industry, cement consumption increased 5% from January to May when compared with the same period of 2006.


Consumption of National Cement Production
Million tons
4.0
3.0
2.0
1.0
0.0
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec
2005
2006
2007
Source: National Cement Industy Association (SNIC).

Export sales volume in the 2Q07 reached 8.7 thousand tons, 8% lower than 2Q06 and 5% higher than1Q07.

The unit has been achieving important advances looking forward the productivity raise, through a large optimization work in the client portfolio profile, which results are fewer stops and set up reductions.

Aiming better results in environmental and quality patterns, new equipments were installed for confection of photopolymer plate, which eliminate the use of chemical solvents and its negative environmental impact and health problems. This technology also offers better work conditions with loss reduction and quality improvement.

Capex

The main investments made in 2Q07 are listed hereafter:

R$ Million	2Q07	1H07
Forestry	110	141
Paper	358	861
Corrugated Boxes	4	7
Industrial Bags	3	11
Others	7	13
Total	**482**	**1,033**

The project that will increase the production of coated boards in the Monte Alegre mill has reached its peak at the end of June, with almost 5,500 people working at that place. The physical program is on schedule and the start up dates of the mainly equipments are being maintained.

The MA 1100 Project investment is listed below:

R$ Million	Completed			Total Planned		Total
	2006	1Q07	2Q07	2H07	2008	
Gross Capex	574	465	424	537	200	2,200
Refundable taxes	50	76	71	112	42	350
Net Capex	524	388	354	425	158	1,850

The taxes mentioned above will be recovered up to 4 years period.

In September, Monte Alegre mill will have a 12 days shutdown for the expansion project interconnections. From October on, paper machine #9 (PM9) begins the production for tests and operating adjustments. Until December, when the power boiler starts to run, the capacity expansion will count on purchased electric energy. In 2008 the new machine will produce 80% of its capacity, reaching the full capacity in 2009.

09.01 – INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1-ITEM	2-COMPANY NAME	3 - CNPJ	4 - CLASSIFICATION	5 - % OF NET EQUITY OF INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES IN THE QUARTER (Units)		9 – NUMBER OF SHARES IN THE PRIOR PERIOD (Units)	
01	KLABIN LIMITED		Unlisted subsidiary company	100.00	11.06
Commercial, Industrial and Other		6		6	
02	KLABIN TRADE		Subsidiary's/affiliate's investee	99.50	4.01
Commercial, Industrial and Other		1		1	

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 – ITEM	01
2 – ORDER No.	5th
3 –CVM REGISTRATION No.	CVM/SRE/DEB – 2004/041
4 –CVM REGISTRATION DATE	12/06/2004
5 – SERIES ISSUED	SINGLE
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	11/01/2004
9 – MATURITY DATE	11/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – PREVAILING REMUNERATION CONDITIONS	6-mo. interest of 105.5% of CDI
12 – PREMIUM/DISCOUNT	
13 – NOMINAL VALUE (Brazilian reais – R$)	10,000.00
14 – AMOUNT ISSUED (R$ 000)	314,050
15 – QUANTITY OF DEBENTURES ISSUED (UNITS)	31,405
16 – OUTSTANDING DEBENTURES (UNITS)	31,405
17 – DEBENTURES IN TREASURY (UNITS)	0
18 – DEBENTURES REDEEMED (UNITS)	0
19 – DEBENTURES CONVERTED (UNITS)	0
20 – UNPLACED DEBENTURES (UNITS)	0
21 – DATE OF LAST RESET	
22 – DATE OF NEXT EVENT	11/01/2007

15.01 – INVESTMENT PROJECTS

Consolidated investments in the second quarter of 2007 were R$ 482.2 million invested in the main projects, including R$ 17.8 million of deferred charges:

• Implementation of the MA 1100 Project, increase in production of the Monte Alegre, Paraná, plant - R$ 353.8 million.

• Acquisition of forests and forestation - R$ 81.9 million.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

IN ACCORDANCE WITH THE REGULATIONS FOR CORPORATE GOVERNANCE PRACTICES – LEVEL 1, WE PRESENT BELOW ADDITIONAL INFORMATION ON THE COMPANY AS OF JUNE 30, 2007.

1 COMPANY'S OWNERSHIP INTEREST INCLUDING SHAREHOLDERS WITH MORE THAN 5% OF VOTING CAPITAL, DETAILED UP TO THE LEVEL OF INDIVIDUALS

(a) Company's ownership interest

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Klabin Irmãos & Cia.	163,797,753	51.70	-	-	163,797,753	17.85
Niblak Participações S.A.	24,699,654	7.80	-	-	24,699,654	2.69
Monteiro Aranha S.A.	63,458,605	20.03	21,662,953	3.61	85,121,558	9.28
The Bank Of New York ADR Department (*)	-	-	59,008,535	9.82	59,008,535	6.43
BNDES Participações S.A. BNDESPAR	-	-	185,859,838	30.93	185,859,838	20.25
Treasury shares	-	-	15,000,000	2.50	15,000,000	1.63
Other (**)	64,871,551	20.47	319,324,407	53.14	384,195,958	41.87
TOTAL	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

(*) Foreign shareholders.
(**) Shareholders with less than 5% of voting capital.

(b) Ownership interest of controlling shareholders, up to the level of individuals

**CONTROLLING SHAREHOLDER/INVESTOR:
KLABIN IRMÃOS & CIA.**

	SHARES	
SHAREHOLDERS	**Number**	**%**
Jacob Klabin Lafer Adm. Partic. S.A.	1	12.52
Miguel Lafer Participações S.A.	1	6.26
VFV Participações S.A.	1	6.26
PRESH S.A.	1	12.52
GL S.A. Participações	1	12.52
GLIMDAS Participações S.A.	1	11.07
DARO Participações S.A.	1	11.07
DAWOJOBE Participações S.A.	1	11.07
ESLI Participações S.A.	1	8.36
LKL Participações S.A.	1	8.35
TOTAL	10	100.00

(*) General partnership, with capital in the amount of R$ 1,000,000.00, represented by shares of various amounts.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Jacob Klabin Lafer Adm. Partic. S.A.

	SHARES	
SHAREHOLDERS	Number	%
Miguel Lafer	446,458	50.00
Vera Lafer	446,458	50.00
TOTAL	892,916	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Miguel Lafer Participações S.A.

	SHARES	
SHAREHOLDERS	Number	%
Miguel Lafer	928,270,312	99.9999
Mildred Lafer	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
VFV Participações S.A.

	SHARES	
SHAREHOLDERS	Number	%
Vera Lafer	928,270,312	99.9999
Other	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
PRESH S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Sylvia Lafer Piva			17,658,895	99.99993	17,658,895	66.66662
Pedro Franco Piva			12	0.00007	12	0.00005
Horácio Lafer Piva	2,943,151	33.33334			2,943,151	11.11111
Eduardo Lafer Piva	2,943,151	33.33333			2,943,151	11.11111
Regina Piva Coelho Magalhães	2,943,151	33.33333			2,943,151	11.11111
TOTAL	8,829,453	100.00	17,658,907	100.00000	26,488,360	100.00000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
GL S.A. Participações

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Graziela Lafer Galvão	4,233,864	99.99991	8,467,726	99.99993	12,701,590	99.99992
Other	4	0.00009	6	0.00007	10	0.00008
TOTAL	4,233,868	100.00000	8,467,732	100.00000	12,701,600	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
GLIMDAS Participações S.A.

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Israel Klabin			328,642	70.9396	328,642	14.2863
Alberto Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.2854
Leonardo Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.2854
Stela Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.2854
Maria Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.2854
Dan Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.2854
Gabriel Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.2854
Espólio Maurício Klabin (*)	31	0.0016			31	0.0013
TOTAL	1,837,165	100.0000	463,270	100.0000	2,300,435	100.0000

(*)Shares subject to usufruct, with the usufructuary Israel Klabin having voting right.

CONTROLLING SHAREHOLDER/INVESTOR:
DARO Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Daniel Miguel Klabin	1,627,732	53.05
Rose Klabin (*)	479,900	15.65
Amanda Klabin (*)	479,900	15.65
David Klabin (*)	479,900	15.65
TOTAL	3,067,432	100.00

(*) Shares subject to usufruct, with the usufructuary Daniel Miguel Klabin having voting right.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
DAWOJOBE Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Armando Klabin	2,783	57.40
Wolff Klabin (*)	516	10.65
Daniela Klabin (*)	516	10.65
Bernardo Klabin (*)	516	10.65
José Klabin (*)	516	10.65
TOTAL	4,847	100.00

(*) Shares subject to usufruct, with the usufructuary Armando Klabin having voting right.

CONTROLLING SHAREHOLDER/INVESTOR:
ESLI Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**% Total**
Lilia Klabin Levine	17,673,760	100.000
TOTAL	17,673,760	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
LKL Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**% Total**
Lilia Klabin Levine	17,933,200	99.998
Other	300	0.002
TOTAL	17,933,500	100.000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
NIBLAK Participações S/A

	SHARES	
SHAREHOLDERS	**COMMON**	**% Total**
KL Participações Ltda.	6,076,071	25.042
GL S.A. Participações	3,038,061	12.521
KLA RO Participações Ltda.	2,686,869	11.074
DARO Participações S/A	2,686,869	11.074
DAWOJOBE Partic. S.A.	2,562,686	10.562
Armando Klabin	124,183	0.512
MEKLA DELTA Participações Ltda.	4,050,722	16.695
Pedro Franco Piva	3,038,061	12.520
TOTAL	24,263,522	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
KL Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
Miguel Lafer	2,900,000	50.000
Vera Lafer	2,900,000	50.000
TOTAL	5,800,000	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
KLA RO Participações Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
Israel Klabin	28,531	14.288
Espólio Maurício Klabin	3	0.002
Alberto Klabin	28,521	14.285
Leonardo Klabin	28,521	14.285
Stela Klabin	28,521	14.285
Maria Klabin	28,521	14.285
Dan Klabin	28,521	14.285
Gabriel Klabin	28,521	14.285
TOTAL	199,660	100.000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
DARO Participações Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
Daniel Miguel Klabin	8,828,822	53.53
Rose Klabin	2,554,586	15.49
Amanda Klabin	2,554,586	15.49
David Klabin	2,554,586	15.49
TOTAL	16,492,580	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
MEKLA DELTA Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
ESLI Participações S.A.	1	99.999
Lilia Klabin Levine	1	0.001
TOTAL	2	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Monteiro Aranha S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**% Total**
Joaquim Francisco M. de Carvalho	1,626,653	14.03
Fundo de Pensões do Banco Espírito Santo e Comercial de Lisboa (*)	1,168,121	10.07
Bradesco Capitalização S/A	1,192,483	10.28
Soc. Técnica Monteiro Aranha Ltda	1,031,338	8.89
Olavo Egydio Monteiro de Carvalho	835,043	7.20
Euroamerican Finance Corporation (*)	589,857	5.09
AMC Participações S/C Ltda	599,526	5.17
CEJMC Participações S/C Ltda	599,526	5.17
SAMC Participações S/C Ltda	599,526	5.17
Joaquim Álvaro M. de Carvalho	482,526	4.16
Treasury shares	195,399	1.68
Other (**)	2,677,599	23.09
TOTAL	11,597,597	100.00

(*) Foreign company.
(**) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Capitalização S/A

	SHARES	
SHAREHOLDERS	**COMMON**	**% Total**
Bradesco Seguros S.A.	451,623	100.00
TOTAL	451,623	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Seguros S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**% Total**
Banco Bradesco S.A.	939,998	100.00
TOTAL	939,998	100.00

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Banco Bradesco S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Cidade de Deus Cia Comercial de Participações	484,626,040	48.42	2,164,634	0.22	486,790,674	24.31
Fundação Bradesco	153,017,212	15.29	33,563,304	3.35	186,580,516	9.32
Banco Bilbao Vizcaya Argentaria S.A. (*)	50,566,602	5.05			50,566,602	2.53
Banco Espírito Santo (*)	49,385,384	4.93	23,502		49,408,886	2.47
Other (**)	263,270,874	26.31	965,703,496	96.43	1,228,974,370	61.37
TOTAL	1,000,866,112	100.00	1,001,454,936	100.00	2,002,321,048	100.00

(*) Foreign company.
(**) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Cidade de Deus Cia Comercial de Participações

	SHARES	
SHAREHOLDERS	COMMON	%
Nova Cidade de Deus Partic. S.A.	2,574,939,991	44.78
Fundação Bradesco	1,903,839,616	33.11
Lia Maria Aguiar	417,744,408	7.26
Lina Maria Aguiar	488,038,330	8.49
Other (*)	366,156,434	6.36
TOTAL	5,750,718,779	100.00

(*) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Nova Cidade de Deus Partic. S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Fundação Bradesco	101,082,737	46.30	231,332,928	98.35	332,415,665	73.29
Cx. Benef. dos Funcionários Bradesco			3,885,487	1.65	3,885,487	0.86
Elo Participações S.A.	117,230,771	53.70			117,230,771	25.85
TOTAL	218,313,508	100.00	235,218,415	100.00	453,531,923	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Elo Participações S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Lázaro de Mello Brandão	9,188,513	5.92			9,188,513	4.12
Other (*)	145,894,884	94.08	67,859,087	100.00	213,753,971	95.88
TOTAL	155,083,397	100.00	67,859,087	100.00	222,942,484	100.00

(*) No shareholder holds, individually, more than 5% of voting capital.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Soc. Técnica Monteiro Aranha Ltda

	SHARES	
SHAREHOLDERS	**Number**	**% Total**
Joaquim Monteiro de Carvalho	343,634	99.999
Other	3	0.001
TOTAL	343,637	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
AMC Participações S/C Ltda

	SHARES	
SHAREHOLDERS	**Number**	**% Total**
Astrid Monteiro de Carvalho	4,015,162	99.99998
Soc. Técnica Monteiro Aranha Ltda.	1	0.00002
TOTAL	4,015,163	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
CEJMC Participações S/C Ltda

	SHARES	
SHAREHOLDERS	**Number**	**% Total**
Celi Elisabete Júlia M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
SAMC Participações S/C Ltda

	SHARES	
SHAREHOLDERS	**Number**	**% Total**
Sérgio Alberto M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

2 CHANGES IN OWNERSHIP INTEREST

		July 1, 2006		Change				June 30, 2007		
Shareholders	Type	Number of Shares	%	Purchase Subscription	Sale	New members	Cancellation of shares	Number of Shares	%	Variation %
Controlling Shareholders	COMMON	202,052,312	63.77	12,277		228,303	(228,303)	202,064,589	63.78	0.01
	PREFERRED	122,599,740	20.40	13,741,468	(23,438,283)	28,899,860	(28,899,860)	112,902,925	18.79	(1.61)
Members of the Board of Directors	COMMON	34,660,163	10.94					34,660,163	10.94	(0.00)
	PREFERRED	19,075,703	3.17	565,615	(2,006,156)			17,635,162	2.94	(0.23)
Members of the Executive Board	COMMON	0	0.00					0	-	0.00
	PREFERRED	239,038	0.04					239,038	0.04	(0.00)
Members of the Fiscal Council	COMMON	1,000	0.00					1,000	0.00	0.00
	PREFERRED	3,420	0.00					3,420	0.00	0.00
Treasury Shares	COMMON	0	0.00					0	-	
	PREFERRED	0	0.00	15,000,000				15,000,000	2.50	2.50
Other Shareholders	COMMON	80,114,088	25.29	(12,277)		(228,303)	228,303	80,101,811	25.28	(0.01)
	PREFERRED	458,937,832	76.39	(29,307,083)	25,444,439	(28,899,860)	28,899,860	455,075,188	75.74	(0.65)
Total	**COMMON**	**316,827,563**	**100.00**	**0**	**0**	**0**	**0**	**316,827,563**	**100.00**	**0.00**
	PREFERRED	**600,855,733**	**100.00**	**0**	**0**	**0**	**0**	**600,855,733**	**100.00**	**(0.00)**

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

3 **NUMBER OF COMPANY'S SHARES DIRECTLY OR INDIRECTLY HELD BY CONTROLLING SHAREHOLDERS, MEMBERS OF THE EXECUTIVE BOARD AND MEMBERS OF THE BOARD OF DIRECTORS AND NUMBER OF SHARES OUTSTANDING**

06/30/2007

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**Total**	**%**
Controlling shareholders	202,064,589	63.78	112,902,925	18.79	314,967,514	34.32
Members of the Board of Directors	34,660,163	10.94	16,919,304	2.82	51,579,467	5.62
Members of the Executive Board			239,038	0.04	239,038	0.03
Members of the Fiscal Council	1,000		3,420		4,420	
Treasury Shares			15,000,000	2.50	15,000,000	1.63
Other Shareholders	80,101,811	25.28	455,791,046	75.85	535,892,857	58.40
Total	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

Number of shares outstanding	**80,102,811**	**25.28**	**455,794,466**	**75.86**	**535,897,277**	**58.40**

06/30/2006

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**Total**	**%**
Controlling shareholders	202,052,312	63.77	122,599,740	20.40	324,652,052	35.38
Members of the Board of Directors	34,660,163	10.94	19,075,703	3.17	53,735,866	5.86
Members of the Executive Board			239,038	0.04	239,038	0.03
Members of the Fiscal Council	1,000		3,420		4,420	
Other Shareholders Outros Acionistas	80,114,088	25.29	458,937,832	76.39	539,051,920	58.73
Total	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

Number of shares outstanding	**80,115,088**	**25.29**	**458,941,252**	**76.39**	**539,056,340**	**58.73**

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

4 OTHER INFORMATION

Relationship with Independent Auditors

In conformity with CVM Instruction No. 381/03, the auditing firm Deloitte Touche Tohmatsu Auditores Independentes did not provide non-audit services representing more than 5% of its total fees.

The Company's policy for non-audit services contracted from its independent auditors is based on principles designed to ensure the independence of the auditors. Those principles, which follow internationally accepted standards, consist of: (a) the auditor must not audit his own work, (b) the auditor must not perform managerial jobs at his client, and (c) the auditor must not promote his client's interests.

17.01 – INDEPENDENT ACCOUNTANTS' REVIEW REPORT – UNQUALIFIED

INDEPENDENT AUDITORS' REVIEW REPORT

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Klabin S.A. and subsidiaries (Company and consolidated), consisting of the balance sheets as of June 30, 2007, and the related statements of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to above for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1 taken as a whole. The individual and consolidated statements of cash flows for the quarter and six month period ended June 30, 2007 are presented for purposes of additional analysis and are not a required part of the interim financial statements. Such statements have been subjected to the review procedures described in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to these supplemental statements in order for them to be fairly presented, in all material respects, in relation to the interim financial statements for the quarter and six month period ended June 30, 2007 taken as a whole.

5. The balance sheets as of March 31, 2007 (Company and consolidated), and the related statements of income for the quarter and six-month period ended June 30, 2006 and the supplemental statements of cash flows for the quarter and six-month periods ended June 30, 2006, presented for comparative purposes, were reviewed by us and our review reports thereon, dated April 23, 2007 and July 19, 2006, respectively, were unqualified.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 25, 2007

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Eduardo Jorge Costa Martins
Engagement Partner

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89,637,490/0001-45

CONTENTS

RK0068.DOC